Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following list identifies only Registrant’s significant subsidiaries as defined in Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation or Organization

Fantoo Entertainment Co., Ltd.	Seoul, Republic of Korea

FNS Co., Ltd.	Seoul, Republic of Korea

Hanryu Bank Co., Ltd.	Seoul, Republic of Korea

Hanryu Times Co., Ltd.	Seoul, Republic of Korea

K-Commerce Co., Ltd.	Seoul, Republic of Korea

Marine Island Co., Ltd.	Seoul, Republic of Korea